                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                 WorldCorp, Inc.
                              ____________________
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                    __________________________________________
                         (Title of Class of Securities)

                                   981423 10 6
                                _________________
                                 (CUSIP Number)

           Tracey R. Greenwald, Esq., Testa, Hurwitz & Thibeault, LLP,
              High Street Tower, 125 High Street, Boston, MA 02110
          _________________________________________________________________
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  April 6, 1998
            ________________________________________________________
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (Section)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box./ /

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Section)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Debentures).

CUSIP No. 981423 10 6                    13D      Page  2 of  9 Pages
         ---------------------                         --    --

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          ROTHSCHILD RECOVERY FUND L.P.            EIN 13-3970467
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     2,475,769
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               2,475,769
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,475,769
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          15.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981423 10 6                    13D            Page 3 of 9 Pages
         ---------------------                              --   --

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          ROTHSCHILD RECOVERY ASSOCIATES LLC             EIN 13-3970468
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     2,475,769
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               2,475,769
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,475,769
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          15.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          00
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981423 10 6                    13D            Page 4 of 9 Pages
         ---------------------                              --   --

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          CHERYL G. GORDON        SSN  ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          U.S.A.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     2,475,769
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               2,475,769
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,475,769
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          15.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981423 10 6                    13D            Page 5 of 9 Pages
         ---------------------                              --   --

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          WILBUR L. ROSS, JR.          SSN  ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          U.S.A.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     2,475,769
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               2,475,769
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,475,769
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          15.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 981423 10 6                   13D      Page  6 of  9 Pages
         ---------------------                        --    --



Item 1.  Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is common stock, $1.00 par value per share (the "Common Stock") of WorldCorp, Inc., a Delaware corporation (the "Issuer"). The reporting persons are the beneficial owners of 7% convertible subordinated debentures (the "Convertible Debentures") of the Issuer. The Convertible Debentures are currently convertible into 2,475,769 shares of such Common Stock (as converted, the "Converted Shares"). The principal executive offices of the Issuer are located at 13873 Park Center Road, Suite 490, Herndon, VA 22071.

Item 2.  Identity and Background

     This statement is being filed by (I) Rothschild Recovery Fund L.P., (II) Rothschild Recovery Associates LLC, (III) Cheryl G. Gordon, and (IV) Wilbur L. Ross, Jr. The beneficial ownership of the Converted Shares by Rothschild Recovery Fund L.P. is a result of its discretionary authority to buy and dispose of the Convertible Debentures for investment purposes. The beneficial ownership of the Converted Shares by Rothschild Recovery Associates LLC, Cheryl G. Gordon, and Wilbur L. Ross, Jr. is a result of their roles as the general partner of Rothschild Recovery Fund L.P. and as the managing members of the general partner of Rothschild Recovery Fund L.P., respectively.

I.  Rothschild  Recovery  Fund L.P.
(a) The name of the filer is Rothschild Recovery Fund L.P. (the "Fund"), a Delaware limited partnership.
(b) The business address of the Fund is c/o Rothschild Inc., 1251 Avenue of the Americas, New York, NY 10020.
(c) The principal business of the Fund is to provide significant financial returns through investments in distressed securities and through selected financing arrangements for companies in bankruptcy proceedings.
(d) During the past five years, the Fund has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, the Fund has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

II.  Rothschild Recovery Associates LLC
(a) The name of the filer is Rothschild Recovery Associates LLC, (hereinafter, the "GP"), a Delaware limited liability company.
(b) The business address of the GP is c/o Rothschild Inc., 1251 Avenue of the Americas, New York, NY 10020.
(c) The principal business of the GP is to serve as the general partner of the Fund.
(d) During the past five years, the GP has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, the GP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     III.  Cheryl G. Gordon
(a)       The name of the filer is Cheryl G.  Gordon.
(b) The business address of Cheryl G. Gordon is c/o Rothschild Asset Management Inc., 1251 Avenue of the Americas, New York, NY 10020.

CUSIP No. 981423 10 6                    13D      Page  7 of  9 Pages
         ---------------------                         --    --


(c) The principal business of Cheryl G. Gordon is to serve as a managing member of the GP of the Fund.

(d) During the past five years, Cheryl G. Gordon has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, Cheryl G. Gordon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f)       United States

IV.  Wilbur L. Ross, Jr.
(a)       The name of the filer is Wilbur L. Ross, Jr.

(b) The business address of Wilbur L. Ross, Jr. is c/o Rothschild Inc., 1251 Avenue of the Americas, New York, NY 10020.
(c) The principal business of Wilbur L. Ross, Jr. is to serve as a managing member of the GP of the Fund.
(d) During the past five years, Wilbur L. Ross, Jr. has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, Wilbur L. Ross, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f)        United States

Item 3.  Source and Amount of Funds or Other Consideration.

The source of the aggregate purchase price of the Convertible Debentures, which is $7,826,085, was the general working capital of the Fund.

Item 4.  Purpose of Transaction.

The Fund is an investment fund formed for the purpose of investing in distressed securities and establishing financing arrangements for companies in bankruptcy proceedings. The Fund initially acquired the Convertible Debentures for investment purposes. Subsequently, the Fund, and indirectly the GP, Cheryl G. Gordon and Wilbur L. Ross, Jr., became co-proponent of the Issuer's Plan of Reorganization for bankruptcy which was initially filed in the United States Bankruptcy Court for the District of Delaware on February 12, 1999. The First Amended Plan of Reorganization of the Issuer was filed in the United States Bankruptcy Court for the District of Delaware on March 23, 1999 (the "Amended Plan"), and is filed herewith. The Disclosure Statement with respect to First Amended Plan of Reorganization of WorldCorp, Inc. (the "Disclosure Statement") is also filed herewith. The information required under this item may be found in the Amended Plan and the Disclosure Statement, which are hereby incorporated by reference.

The Fund, the GP, Cheryl G. Gordon, and Wilbur L. Ross, Jr. reserve the right to purchase or sell Convertible Debentures, at any time, without further notice or prior amendment to this Schedule 13D. They also reserve the right to change their intentions with respect to any or all of the foregoing and their right to act either alone or together with any other person or group.

Item 5.  Interest in Securities of the Issuer.

Assuming conversion of the Convertible Debentures into the Common Stock of the Issuer, the Fund, the GP, Cheryl G. Gordon, and Wilbur L. Ross, Jr. would beneficially own 2,475,769 shares of such Common Stock , representing 15.1% of the 16,359,014 shares of Common Stock which would be outstanding upon conversion of the Convertible Debentures. The Fund, and, indirectly, the GP, Ms. Gordon and Mr. Ross would exercise shared investment power with respect to the

CUSIP No. 981423 10 6                    13D      Page  8 of  9 Pages
         ---------------------                         --    --


Converted Shares. The Fund, the GP, Ms. Gordon and Mr. Ross have effected no transactions in the Convertible Debentures or the Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1. First Amended Plan of Reorganization of WorldCorp, Inc. as filed in the United States Bankruptcy Court for the District of Delaware on March
23, 1999.

Exhibit 99.2. Disclosure Statement With Respect To First Amended Plan of Reorganization of WorldCorp, Inc.

Exhibit 99.3  Joint Filing Agreement

                                                             Page 9 of 9
                                                                 --   --
                                   SIGNATURES

    After reasonable inquiry and to the best of his, her, or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 1999

                                   ROTHSCHILD RECOVERY FUND L.P.


                                   By: Rothschild Recovery Associates LLC,
                                       its general partner

                                   By:  /s/ Cheryl G. Gordon
                                         ___________________________________
                                        Cheryl G. Gordon
                                        Managing Member


                                   ROTHSCHILD RECOVERY ASSOCIATES LLC

                                   By:  /s/ Cheryl G. Gordon
                                        ___________________________________
                                        Cheryl G. Gordon
                                        Managing Member

                                       /s/ Cheryl G. Gordon
                                       ___________________________________
                                        Cheryl G. Gordon

                                       /s/ Wilbur L. Ross, Jr.
                                       ___________________________________
                                        Wilbur L. Ross, Jr.

                                EXHIBIT INDEX


Exhibit No.                                 Exhibit
-----------                                 -------

99.1 First Amended Plan of Reorganization of WorldCorp, Inc., as filed in the United States Bankruptcy Court for the District of Delaware on March 23, 1999.

99.2 Disclosure Statement with respect to First Amended Plan of Reorganization of WorldCorp, Inc.

99.3                          Joint Filing Agreement